Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Macquarie Infrastructure Company LLC:

We consent to the incorporation by reference in the registration statements on Form S-8 (Registration Nos. 333-181779, 333-144016, and 333-125226) and Form S-3 (Registration No. 333-187794) of Macquarie Infrastructure Company LLC of our reports dated February 18, 2015, with respect to the consolidated balance sheets of Macquarie Infrastructure Company LLC as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appears in the December 31, 2014 annual report on Form 10-K of Macquarie Infrastructure Company LLC.

/s/ KPMG LLP

Dallas, Texas
February 18, 2015